Exhibit 99.1

Contact Information

Investor Relations

Tel: +86 (21) 6195 9561

Email: ir@hworld.com

https://ir.hworld.com

H World Group Limited Reports Third Quarter of 2025 Unaudited Financial Results

•	A total of 12,702 hotels or 1,246,240 hotel rooms in operation as of September 30, 2025.
•	Hotel turnover[1] increased 17.5% year-over-year to RMB30.6 billion in the third quarter of 2025. Excluding Steigenberger Hotels GmbH and its subsidiaries (“DH”, or “Legacy-DH”), hotel turnover increased 18.4% year-over-year in the third quarter of 2025. Hotel turnover from the Legacy-DH segment increased 7.3% year-over-year in the third quarter of 2025.
•	Revenue increased 8.1% year-over-year to RMB7.0 billion (US$978 million)[2] in the third quarter of 2025, surpassing the high-end of the revenue guidance previously announced of a 2% to 6% increase, compared to the third quarter of 2024. Manachised and franchised (“M&F”) revenue increased 27.2% year-over-year to RMB3.3 billion (US$465 million) in the third quarter of 2025, exceeding the M&F revenue guidance previously announced of a 20% to 24% increase, compared to the third quarter of 2024. Revenue from the Legacy-Huazhu[3] segment in the third quarter of 2025 was RMB5.7 billion, which increased 10.8% year-over-year, surpassing the high end of the revenue guidance previously announced of a 4% to 8% increase. Revenue from the Legacy-DH segment in the third quarter of 2025 was RMB1.2 billion, which decreased 3.0% year-over-year, compared to the third quarter of 2024.
•	Net income attributable to H World Group Limited was RMB1.5 billion (US$206 million) in the third quarter of 2025, compared with RMB1.3 billion in the third quarter of 2024 and RMB1.5 billion in the previous quarter.
•	EBITDA (non-GAAP) in the third quarter of 2025 was RMB2.5 billion (US$346 million), compared with RMB2.0 billion in the third quarter of 2024 and RMB2.5 billion in the previous quarter.
•	Adjusted EBITDA (non-GAAP), which excluded share-based compensation (“SBC”) expenses, gain (loss) from fair value changes of equity securities, foreign exchange gain (loss), net, and gain (loss) on disposal of investments from EBITDA (non-GAAP), was RMB2.5 billion (US$354 million) in the third quarter of 2025, compared with RMB2.1 billion in the third quarter of 2024 and RMB2.3 billion in the previous quarter.
•	Adjusted EBITDA by segment is our segment measure. Adjusted EBITDA from the Legacy-Huazhu segment was RMB2.4 billion in the third quarter of 2025, compared with RMB2.1 billion in the third quarter of 2024 and RMB2.1 billion in the previous quarter. Adjusted EBITDA from the Legacy-DH segment was RMB67 million in the third quarter of 2025, compared with RMB24 million in the third quarter of 2024 and RMB180 million in the previous quarter.

[1]	Hotel turnover refers to total transaction value of room and non-room revenue from H World hotels (i.e., leased and operated, manachised and franchised hotels).
[2]	The conversion of Renminbi (“RMB”) into United States dollars (“US$”) is based on the exchange rate of US$1.00=RMB7.1190 on September 30, 2025, as set forth in H.10 statistical release of the U.S. Federal Reserve Board and available at http://www.federalreserve.gov/releases/h10/hist/dat00_ch.htm.
[3]	Legacy-Huazhu refers to H World Group Limited and its subsidiaries, excluding DH.

•	For the fourth quarter of 2025, H World expects our revenue growth to be in the range of 2%-6%, compared to the fourth quarter of 2024, and also in the range of 3%-7% excluding DH. H World expects the Company’s M&F revenue growth in the fourth quarter of 2025 to be in the range of 17%-21%, compared to the fourth quarter of 2024.

Singapore/Shanghai, China, November 17, 2025 – H World Group Limited (NASDAQ: HTHT and HKEX: 1179) (“H World”, the “Company”, “we” or “our”), a key player in the global hotel industry, today announced our unaudited financial results for the third quarter ended September 30, 2025.

As of September 30, 2025, H World’s worldwide hotel network in operation totaled 12,702 hotels and 1,246,240 rooms, including 122 hotels and 25,943 rooms from DH. During the third quarter of 2025, our Legacy-Huazhu business opened 749 hotels, including 3 leased and owned hotels, and 746 M&F hotels, and closed a total of 185 hotels, including 19 leased and owned hotels and 166 M&F hotels. As of September 30, 2025, H World had a total of 2,748 unopened hotels in the pipeline, including 2,727 hotels from the Legacy-Huazhu business and 21 hotels from the Legacy-DH business.

Legacy-Huazhu – Third Quarter of 2025 Operational Highlights

As of September 30, 2025, Legacy-Huazhu had 12,580 hotels in operation, including 531 leased and owned hotels, and 12,049 M&F hotels. In addition, as of the same date, Legacy-Huazhu had 1,220,297 hotel rooms in operation, including 79,612 rooms under the lease and ownership model, and 1,140,685 rooms under the manachise and franchise models. Legacy-Huazhu also had 2,727 unopened hotels in its pipeline, including 8 leased and owned hotels, and 2,719 M&F hotels. The following discusses Legacy-Huazhu’s average daily room rate (“ADR”), occupancy rate and revenue per available room (“RevPAR”), for leased and owned Huazhu hotels, as well as M&F Huazhu hotels for the periods indicated.

•	The ADR was RMB304 in the third quarter of 2025, compared with RMB301 in the third quarter of 2024 and RMB290 in the previous quarter.

•	The occupancy rate for all the Legacy-Huazhu hotels in operation was 84.1% in the third quarter of 2025, compared with 84.9% in the third quarter of 2024 and 81.0% in the previous quarter.

•	Blended RevPAR was RMB256 in the third quarter of 2025, compared with RMB256 in the third quarter of 2024 and RMB235 in the previous quarter.

•	For all the Legacy-Huazhu hotels which had been in operation for at least 18 months, the same-hotel RevPAR was RMB250 in the third quarter of 2025, representing a 4.7% decline from RMB262 in the third quarter of 2024, with a 2.3% decrease in same-hotel ADR and a 2.1 percentage-point decrease in same-hotel occupancy rate.

Legacy-DH – Third Quarter of 2025 Operational Highlights

As of September 30, 2025, Legacy-DH had 122 hotels in operation, including 65 leased hotels, and 57 M&F hotels. In addition, as of the same date, Legacy-DH had 25,943 hotel rooms in operation, including 13,797 rooms under the lease model, and 12,146 rooms under the M&F models. Legacy-DH also had 21 unopened hotels in the pipeline, including 9 leased hotels and 12 M&F hotels. The following discusses Legacy-DH’s ADR, occupancy rate and RevPAR for leased as well as M&F DH hotels (excluding hotels temporarily closed) for the periods indicated.

•	The ADR was EUR117 in the third quarter of 2025, compared with EUR117 in the third quarter of 2024 and EUR120 in the previous quarter.

•	The occupancy rate for all Legacy-DH hotels in operation was 74.4% in the third quarter of 2025, compared with 69.8% in the third quarter of 2024 and 73.9% in the previous quarter.

•	Blended RevPAR was EUR87 in the third quarter of 2025, compared with EUR82 in the third quarter of 2024 and EUR88 in the previous quarter.

Jin Hui, CEO of H World commented: “In the third quarter, our robust network expansion under our asset-light strategy, combined with a largely stable year-over-year RevPAR, drove our revenue above the high end of our guidance and supported a strong operating profit growth. The addition of 749 new hotels in the third quarter has brought our total new hotels openings to over 2,000 year-to-date, maintaining a clear path to achieve our target of 2,300 gross new openings for the full year of 2025. Moving forward, we will continue to focus building on our core competencies, pursuing high-quality network growth and market share gain, and strengthening our brand positioning and service excellence. Our confidence in China's hospitality future remains unwavering.”

“Regarding our business outside China, our Legacy-DH business recorded a 6.4% year-over-year blended RevPAR increase in the third quarter of 2025, driven primarily by a 4.6 percentage-point increase in occupancy rate. We will continue to enhance our hotel operations, focus on cost reduction and efficiency improvement, and continue developing our asset-light portfolio.”

Third Quarter of 2025 Unaudited Financial Results

(RMB in millions)	Q3 2024	Q2 2025	Q3 2025
Revenue:
Leased and owned hotels	3,690	3,401	3,487
Manachised and franchised hotels	2,602	2,865	3,309
Others	150	160	165
Total revenue	6,442	6,426	6,961

Revenue in the third quarter of 2025 was RMB7.0 billion (US$978 million), representing an 8.1% year-over-year increase. Revenue from the Legacy-Huazhu segment in the third quarter of 2025 was RMB5.7 billion, representing a 10.8% year-over-year increase. The year-over-year increase was mainly driven by continued M&F hotel network expansion. Revenue from the Legacy-DH segment in the third quarter of 2025 was RMB1.2 billion, representing a 3.0% year-over-year decrease.

Revenue from leased and owned hotels in the third quarter of 2025 was RMB3.5 billion (US$490 million), representing a 5.5% year-over-year decrease, as we continue reducing exposure to leased and owned hotels. Revenue from leased and owned hotels from the Legacy-Huazhu segment in the third quarter of 2025 was RMB2.3 billion, representing a 6.5% year-over-year decrease. Revenue from leased hotels from the Legacy-DH segment in the third quarter of 2025 was RMB1.2 billion, representing a 3.5% year-over-year decrease.

Revenue from manachised and franchised hotels in the third quarter of 2025 was RMB3.3 billion (US$465 million), representing a 27.2% year-over-year increase. Revenue from M&F hotels from the Legacy-Huazhu segment in the third quarter of 2025 was RMB3.3 billion, representing a 27.2% year-over-year increase, driven by our hotel network expansion. Revenue from M&F hotels from the Legacy-DH segment in the third quarter of 2025 was RMB48 million, representing a 29.7% year-over-year increase.

Other revenue represents revenue generated from businesses other than our hotel operations, which mainly includes revenue from the provision of IT products and services, procurement platform and Huazhu Mall™, and other revenue from the Legacy-DH segment, totaling RMB165 million (US$23 million) in the third quarter of 2025, compared to RMB150 million in the third quarter of 2024.

(RMB in millions)	Q3 2024	Q2 2025	Q3 2025
Operating costs and expenses:
Hotel operating costs	(3,799)	(3,752)	(4,062)
Other operating costs	(11)	(11)	(16)
Selling and marketing expenses	(303)	(309)	(339)
General and administrative expenses	(672)	(660)	(545)
Pre-opening expenses	(19)	(12)	(12)
Total operating costs and expenses	(4,804)	(4,744)	(4,974)

Hotel operating costs in the third quarter of 2025 were RMB4.1 billion (US$570 million), reflecting a 6.9% year-over-year increase, attributable to Legacy-Huazhu’s 7.5% year-over-year increase and Legacy-DH’s 5.3% year-over-year increase. As we continue to pursue an asset-light strategy, our hotel operating costs as a percentage of revenue decreased by 0.6 percentage points year-over-year.

Selling, General and administrative expenses (SG&A) in the third quarter of 2025 were RMB884 million (US$125 million), reflecting a 9.3% year-over-year decrease, attributable to a 2.0% year-over-year increase in Legacy-Huazhu and a 31.2% year-over-year decline in Legacy-DH partially due to one-off DH restructuring costs of RMB81 million in the third quarter of 2024.

Other operating income, net in the third quarter of 2025 was RMB61 million (US$9 million), compared to RMB85 million in the third quarter of 2024.

Income from operations in the third quarter of 2025 was RMB2.0 billion (US$288 million), reflecting an 18.9% year-over-year increase, driven by a 16.5% year-over-year increase in Legacy-Huazhu and an 89.7% year-over-year increase in Legacy-DH.

Operating margin, defined as income from operations as a percentage of revenue, was 29.4% in the third quarter of 2025, which improved from 26.7% in the third quarter of 2024. The margin improvement was mainly due to a higher revenue contribution from our M&F business, which was in line with our asset-light expansion strategy.

Income tax expense in the third quarter of 2025 was RMB648 million (US$91 million), compared to RMB382 million in the third quarter of 2024. The year-over-year increase in income tax expense was due to both the rising income and a higher withholding tax related to dividend distributions.

Net income attributable to H World Group Limited in the third quarter of 2025 was RMB1.5 billion (US$206 million), reflecting a 15.4% year-over-year increase, supported by a 10.0% year-over-year increase in Legacy-Huazhu.

EBITDA (non-GAAP) in the third quarter of 2025 was RMB2.5 billion (US$346 million), compared with RMB2.0 billion in the third quarter of 2024 and RMB2.5 billion in the previous quarter.

Adjusted EBITDA (non-GAAP), which excluded the following from EBITDA (non-GAAP): SBC expenses, gain (loss) from fair value changes of equity securities, foreign exchange gain (loss), net, and gain (loss) on disposal of investments, was RMB2.5 billion (US$354 million) in the third quarter of 2025, compared with RMB2.1 billion in the third quarter of 2024 and RMB2.3 billion in the previous quarter. Adjusted EBITDA is our segment measure. Adjusted EBITDA from the Legacy-Huazhu segment was RMB2.4 billion in the third quarter of 2025, compared with RMB2.1 billion in the third quarter of 2024 and RMB2.1 billion in the previous quarter. Adjusted EBITDA from the Legacy-DH segment was RMB67 million in the third quarter of 2025, compared with RMB24 million in the third quarter of 2024 and RMB180 million in the previous quarter.

Cash flow. Operating cash inflow in the third quarter of 2025 was RMB1.7 billion (US$238 million). Investing cash outflow in the third quarter of 2025 was RMB3.0 billion (US$429 million). Financing cash outflow in the third quarter of 2025 was RMB1.8 billion (US$253 million), including RMB1.8 billion (US$248 million) of dividends paid.

Cash, cash equivalents and restricted cash. As of September 30, 2025, the Company had a total balance of cash and cash equivalents of RMB7.1 billion (US$998 million) and restricted cash of RMB163 million (US$23 million).

Debt financing. As of September 30, 2025, the Company had a total debt and net cash balance of RMB6.7 billion (US$938 million) and RMB580 million (US$83 million), respectively.

Guidance

For the fourth quarter of 2025, H World expects the Company’s revenue growth to be in the range of 2%-6% compared to the fourth quarter of 2024, or in the range of 3%-7% excluding DH. H World expects the Company’s M&F revenue growth in the fourth quarter of 2025 to be in the range of 17%-21%, compared to the fourth quarter of 2024.

The above forecast reflects the Company’s current and preliminary view, which is subject to change.

Conference Call

H World’s management will host a conference call at 7 a.m. U.S. Eastern time on Monday, November 17, 2025 (or 8 p.m. Hong Kong time on Monday, November 17, 2025) following the announcement.

To join by phone, all participants must pre-register this conference call using the Participant Registration link of https://register-conf.media-server.com/register/BI4d94983722af49c7a74657040bebf449. Upon registration, each participant will receive details for the conference call, including dial-in numbers, conference call passcode and a unique access PIN.

A live webcast of the call can be accessed at https://edge.media-server.com/mmc/p/bnhp8pj7 or the Company’s website at https://ir.hworld.com/news-and-events/events-calendar.

A replay of the conference call will be available for twelve months from the date of the conference at the Company’s website, https://ir.hworld.com/news-and-events/events-calendar.

Use of Non-GAAP Financial Measures

To supplement the Company’s unaudited consolidated financial results presented in accordance with U.S. Generally-Accepted Accounting Principles (“GAAP”), the Company uses the following non-GAAP measures defined as non-GAAP financial measures by the U.S. Securities and Exchange Commission (“SEC”): adjusted net income (loss) attributable to H World Group Limited excluding share-based compensation expenses, gain (loss) from fair value changes of equity securities, foreign exchange gain (loss), net, and gain (loss) on disposal of investments; adjusted basic and diluted earnings (losses) per share/ADS excluding share-based compensation expenses, gain (loss) from fair value changes of equity securities, foreign exchange gain (loss), net, and gain (loss) on disposal of investments; EBITDA; adjusted EBITDA excluding share-based compensation expenses, gain (loss) from fair value changes of equity securities, foreign exchange gain (loss), net, and gain (loss) on disposal of investments. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with U.S. GAAP. For more information on these non-GAAP financial measures, please see the table captioned “Unaudited Reconciliation of GAAP and non-GAAP Results” set forth at the end of this release. The Company believes that these non-GAAP financial measures provide meaningful supplemental information regarding Company performance by excluding share-based compensation expenses, gain (loss) from fair value changes of equity securities, foreign exchange gain (loss), net, and gain (loss) on disposal of investments that may not be indicative of Company operating performance. The Company believes that both management and investors benefit from referring to these non-GAAP financial measures in assessing Company performance and when planning and forecasting future periods. These non-GAAP financial measures also facilitate management’s internal comparisons to the Company’s historical performance. The Company believes these non-GAAP financial measures are also useful to investors in allowing for greater transparency with respect to supplemental information used regularly by Company management in financial and operational decision-making. A limitation of using non-GAAP financial measures excluding share-based compensation expenses, gain (loss) from fair value changes of equity securities, foreign exchange gain (loss), net, and gain (loss) on disposal of investments is that share-based compensation expenses, gain (loss) from fair value changes of equity securities, foreign exchange gain (loss), net, and gain (loss) on disposal of investments have been and may continue to be significant and recurring in the Company’s business. Management compensates for these limitations by providing specific information regarding the GAAP amounts excluded from each non-GAAP measure. The accompanying tables have more details on the reconciliations between GAAP financial measures that are most directly comparable to non-GAAP financial measures.

The Company believes that EBITDA is a useful financial metric to assess the operating and financial performance before the impact of investing and financing transactions and income taxes, given the significant investments that the Company has made in leasehold improvements, depreciation and amortization expense that comprise a significant portion of the Company’s cost structure. In addition, the Company believes that EBITDA is widely used by other companies in the lodging industry and may be used by investors as a measure of financial performance. The Company believes that EBITDA information provides investors with a useful tool for comparability between periods because it excludes depreciation and amortization expense attributable to capital expenditures. The Company also uses adjusted EBITDA to assess operating results of its hotels in operation. The Company believes that the exclusion of share-based compensation expenses, gain (loss) from fair value changes of equity securities, foreign exchange gain (loss), net, and gain (loss) on disposal of investments helps facilitate year-over-year comparisons of the results of operations as the share-based compensation expenses, gain (loss) from fair value changes of equity securities, foreign exchange gain (loss), net, and gain (loss) on disposal of investments may not be indicative of Company operating performance.

Therefore, the Company believes adjusted EBITDA more closely reflects the financial performance capability of our hotels. The presentation of EBITDA and adjusted EBITDA should not be construed as an indication that the Company’s future results will be unaffected by other charges and gains considered to be outside the ordinary course of business.

The use of EBITDA and adjusted EBITDA has certain limitations. Depreciation and amortization expense for various long-term assets (including land use rights), income tax, interest expense and interest income have been and will be incurred and are not reflected in the presentation of EBITDA. Share-based compensation expenses, gain (loss) from fair value changes of equity securities, foreign exchange gain (loss), net, and gain (loss) on disposal of investments have been and will be incurred and are not reflected in the presentation of adjusted EBITDA. Each of these items should also be considered in the overall evaluation of the results. The Company compensates for these limitations by providing the relevant disclosure of depreciation and amortization, interest income, interest expense, income tax expense, share-based compensation expenses, gain (loss) from fair value changes of equity securities, foreign exchange gain (loss), net, and gain (loss) on disposal of investments all in the reconciliations to the U.S. GAAP financial measures and in the consolidated financial statements, all of which should be considered when evaluating the performance of the Company.

The terms EBITDA and adjusted EBITDA are not defined under U.S. GAAP, and neither EBITDA nor adjusted EBITDA is a measure of net income, operating income, operating performance or liquidity presented in accordance with U.S. GAAP. When assessing the operating and financial performance, investors should not consider these data in isolation or as a substitute for the Company’s net income, operating income or any other operating performance measure that is calculated in accordance with U.S. GAAP. In addition, the Company’s EBITDA or adjusted EBITDA may not be comparable to EBITDA or adjusted EBITDA or similarly titled measures utilized by other companies since such other companies may not calculate EBITDA or adjusted EBITDA in the same manner as the Company does.

Reconciliations of the Company’s non-GAAP financial measures, including EBITDA and adjusted EBITDA, to the consolidated statement of operations information are included at the end of this press release.

About H World Group Limited

Originated in China, H World Group Limited is a key player in the global hotel industry. As of September 30, 2025, H World operated 12,702 hotels with 1,246,240 rooms in operation in 20 countries. H World’s brands include HanTing Hotel, JI Hotel, Orange Hotel, Crystal Orange Hotel, IntercityHotel, Hi Inn, Ni Hao Hotel, Elan Hotel, Zleep Hotels, Starway Hotel, CitiGO, Manxin Hotel, Madison Hotel, MAXX Hotel, Blossom House, Joya Hotel, Steigenberger Hotels & Resorts, Jaz in the City, Steigenberger Icons and Song Hotels. In addition, H World also has the rights as master franchisee for Mercure, Ibis and Ibis Styles, and co-development rights for Grand Mercure and Novotel, in the pan-China region.

H World’s business includes leased and owned, manachised and franchised models. Under the lease and ownership model, H World directly operates hotels typically located on leased or owned properties. Under the manachise model, H World manages manachised hotels through the on-site hotel managers that H World appoints, and H World collects fees from franchisees. Under the franchise model, H World provides training, reservations and support services to the franchised hotels, and collects fees from franchisees but does not appoint on-site hotel managers. H World applies a consistent standard and platform across all of its hotels. As of September 30, 2025, H World operated 7 percent of its hotel rooms under the lease and ownership model, and 93 percent under the manachise and franchise model.

For more information, please visit H World’s website: https://ir.hworld.com.

Safe Harbor Statement Under the U.S. Private Securities Litigation Reform Act of 1995: The information in this release contains forward-looking statements which involve risks and uncertainties. Such factors and risks include our anticipated growth strategies; our future results of operations and financial condition; economic conditions; the regulatory environment; our ability to attract and retain customers and leverage our brands; trends and competition in the lodging industry; the expected growth of demand for lodging; and other factors and risks detailed in our filings with the U.S. Securities and Exchange Commission. Any statements contained herein that are not statements of historical fact may be deemed to be forward-looking statements, which may be identified by terminology such as “may,” “should,” “will,” “expect,” “plan,” “intend,” “anticipate,” “believe,” “estimate,” “predict,” “potential,” “forecast,” “project” or “continue,” the negative of such terms or other comparable terminology. Readers should not rely on forward-looking statements as predictions of future events or results.

H World undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, unless required by applicable law.

—Financial Tables and Operational Data—

H World Group Limited

Unaudited Condensed Consolidated Balance Sheets

	December 31, 2024	September 30, 2025
	RMB	RMB	US$[4]
	(in millions)
ASSETS
Current assets:
Cash and cash equivalents	7,474	7,103	998
Restricted cash	50	163	23
Short-term investments	3,603	6,053	850
Accounts receivable, net	817	972	136
Loan receivables, net	114	99	14
Amounts due from related parties, current	297	281	40
Inventories	60	61	9
Other current assets, net	800	789	110
Total current assets	13,215	15,521	2,180

Property and equipment, net	5,682	5,361	753
Intangible assets, net	4,776	5,079	713
Operating lease right-of-use assets	24,992	25,219	3,542
Finance lease right-of-use assets	2,272	2,446	344
Land use rights, net	174	156	22
Long-term investments	2,316	1,419	199
Goodwill	5,221	5,457	766
Amounts due from related parties, non-current	51	41	6
Loan receivables, net	190	142	20
Other assets, net	668	744	105
Deferred tax assets	1,054	1,072	151
Assets held for sale	1,941	895	126
Total assets	62,552	63,552	8,927

LIABILITIES AND EQUITY
Current liabilities:
Short-term debt	880	5,964	837
Accounts payable	983	915	129
Amounts due to related parties	74	85	12
Salary and welfare payables	1,201	865	122
Deferred revenue	1,822	1,868	262
Operating lease liabilities, current	3,492	3,356	472
Finance lease liabilities, current	50	59	8
Accrued expenses and other current liabilities	4,006	3,974	558
Dividends payable	0	0	0
Income tax payable	813	1,213	170
Total current liabilities	13,321	18,299	2,570

Long-term debt	4,546	722	101
Operating lease liabilities, non-current	23,634	23,949	3,365
Finance lease liabilities, non-current	2,843	3,111	437
Deferred revenue	1,351	1,572	221
Other long-term liabilities	1,472	1,838	258
Deferred tax liabilities	919	950	133
Retirement benefit obligations	111	120	17
Liabilities held for sale	2,084	968	136
Total liabilities	50,281	51,529	7,238

Equity:
Ordinary shares	0	0	0
Treasury shares	(274)	(585)	(82)
Additional paid-in capital	9,620	9,819	1,379
Retained earnings	2,449	2,442	343
Accumulated other comprehensive income	382	204	29
Total H World Group Limited shareholders' equity	12,177	11,880	1,669
Noncontrolling interest	94	143	20
Total equity	12,271	12,023	1,689
Total liabilities and equity	62,552	63,552	8,927

4 The conversion of Renminbi (“RMB”) into United States dollars (“US$”) is based on the exchange rate of US$1.00=RMB7.1190 on September 30, 2025, as set forth in H.10 statistical release of the U.S. Federal Reserve Board and available at http://www.federalreserve.gov/releases/h10/hist/dat00_ch.htm.

H World Group Limited

Unaudited Condensed Consolidated Statements of Comprehensive Income

	Quarter Ended
	September 30, 2024	June 30, 2025	September 30, 2025
	RMB	RMB	RMB	US$
	(in millions, except shares, per share and per ADS data)
Revenue:
Leased and owned hotels	3,690	3,401	3,487	490
Manachised and franchised hotels	2,602	2,865	3,309	465
Others	150	160	165	23
Total revenue	6,442	6,426	6,961	978

Operating costs and expenses:
Hotel operating costs:
Rents	(1,088)	(1,047)	(1,059)	(149)
Utilities	(194)	(142)	(183)	(26)
Personnel costs	(1,371)	(1,435)	(1,487)	(209)
Depreciation and amortization	(315)	(296)	(304)	(43)
Consumables, food and beverage	(337)	(301)	(337)	(47)
Others	(494)	(531)	(692)	(96)
Total hotel operating costs	(3,799)	(3,752)	(4,062)	(570)
Other operating costs	(11)	(11)	(16)	(2)
Selling and marketing expenses	(303)	(309)	(339)	(48)
General and administrative expenses	(672)	(660)	(545)	(77)
Pre-opening expenses	(19)	(12)	(12)	(2)
Total operating costs and expenses	(4,804)	(4,744)	(4,974)	(699)
Other operating income (expense), net	85	105	61	9
Income (loss) from operations	1,723	1,787	2,048	288
Interest income	50	52	60	8
Interest expense	(77)	(91)	(86)	(12)
Other income (expense), net	1	15	80	11
Gains (losses) from fair value changes of equity securities	(34)	(1)	2	0
Foreign exchange gains (losses)	(1)	366	39	5
Income (loss) before income taxes	1,662	2,128	2,143	300
Income tax (expense) benefit	(382)	(565)	(648)	(91)
Income (Loss) from equity method investments	12	(4)	(23)	(3)
Net income (loss)	1,292	1,559	1,472	206
Net (income) loss attributable to noncontrolling interest	(19)	(15)	(3)	(0)
Net income (loss) attributable to H World Group Limited	1,273	1,544	1,469	206

Gain (loss) arising from defined benefit plan, net of tax	-	(0)	(1)	(0)
Gains(losses) from fair value changes of debt securities, net of tax	-	4	-	-
Foreign currency translation adjustments, net of tax	128	(66)	(56)	(8)
Comprehensive income (loss)	1,420	1,497	1,415	198
Comprehensive (income) loss attributable to noncontrolling interest	(19)	(15)	(3)	(0)
Comprehensive income (loss) attributable to H World Group Limited	1,401	1,482	1,412	198

Earnings (Losses) per share:
Basic	0.41	0.50	0.48	0.07
Diluted	0.40	0.48	0.46	0.06

Earnings (Losses) per ADS:
Basic	4.10	5.03	4.78	0.67
Diluted	3.99	4.85	4.60	0.65

Weighted average number of shares used in computation:
Basic	3,102,868,424	3,071,789,285	3,077,086,517	3,077,086,517
Diluted	3,257,589,866	3,241,412,875	3,249,693,471	3,249,693,471

H World Group Limited

Unaudited Condensed Consolidated Statements of Cash Flows

	Quarter Ended
	September 30, 2024	June 30, 2025	September 30, 2025
	RMB	RMB	RMB	US$
	(in millions)
Operating activities:
Net income (loss)	1,292	1,559	1,472	206

Share-based compensation	79	170	92	13
Depreciation and amortization, and other	329	317	319	45
Impairment loss	32	33	114	16
Loss (Income) from equity method investments, net of dividends	(9)	58	23	3
Investment (income) loss and foreign exchange (gain) loss	(15)	(435)	(53)	(7)
Changes in operating assets and liabilities	43	924	(240)	(34)
Other	(58)	33	(30)	(4)
Net cash provided by (used in) operating activities	1,693	2,659	1,697	238

Investing activities:
Capital expenditures	(209)	(189)	(204)	(29)
Purchase of investments	(32)	(713)	(2,874)	(404)
Proceeds from maturity/sale and return of investments	406	1,099	10	1
Loan advances	(75)	(14)	(32)	(5)
Loan collections	65	42	48	7
Other	11	14	6	1
Net cash provided by (used in) investing activities	166	239	(3,046)	(429)

Financing activities:
Payment of share repurchase	(496)	(13)	(3)	(0)
Proceeds from debt	29	2,195	13	2
Repayment of debt	(135)	(757)	(42)	(6)
Dividends paid	(1,389)	(2,136)	(1,771)	(248)
Other	(113)	2	(10)	(1)
Net cash provided by (used in) financing activities	(2,104)	(709)	(1,813)	(253)

Effect of exchange rate changes on cash, cash equivalents and restricted cash	16	20	(92)	(13)
Net increase (decrease) in cash, cash equivalents and restricted cash	(229)	2,209	(3,254)	(457)
Less: net increase (decrease) in cash and cash equivalents classified within assets held for sale	(4)	(1)	(5)	(1)
Cash, cash equivalents and restricted cash at the beginning of the period	8,165	8,305	10,515	1,477
Cash, cash equivalents and restricted cash at the end of the period	7,940	10,515	7,266	1,021

H World Group Limited

Unaudited Reconciliation of GAAP and Non-GAAP Results

	Quarter Ended
	September 30, 2024	June 30, 2025	September 30, 2025
	RMB	RMB	RMB	US$
	(in millions, except shares, per share and per ADS data)
Net income (loss) attributable to H World Group Limited (GAAP)	1,273	1,544	1,469	206
Share-based compensation expenses	79	170	92	13
(Gain) loss from fair value changes of equity securities	34	1	(2)	(0)
Foreign exchange (gain) loss, net	1	(366)	(39)	(5)
(Gain) loss on disposal of investments	(15)	-	-	-
Adjusted net income attributable to H World Group Limited (non-GAAP)	1,372	1,349	1,520	214

Adjusted earnings (losses) per share (non-GAAP)
Basic	0.44	0.44	0.49	0.07
Diluted	0.43	0.42	0.48	0.07

Adjusted earnings (losses) per ADS (non-GAAP)
Basic	4.42	4.39	4.94	0.69
Diluted	4.29	4.24	4.76	0.67

Weighted average number of shares used in computation
Basic	3,102,868,424	3,071,789,285	3,077,086,517	3,077,086,517
Diluted	3,257,589,866	3,241,412,875	3,249,693,471	3,249,693,471

	Quarter Ended
	September 30, 2024	June 30, 2025	September 30, 2025
	RMB	RMB	RMB	US$
	(in millions, except per share and per ADS data)
Net income (loss) attributable to H World Group Limited (GAAP)	1,273	1,544	1,469	206
Interest income	(50)	(52)	(60)	(8)
Interest expense	77	91	86	12
Income tax expense	382	565	648	91
Depreciation and amortization	332	317	319	45
EBITDA (non-GAAP)	2,014	2,465	2,462	346
Share-based compensation	79	170	92	13
(Gain) loss from fair value changes of equity securities	34	1	(2)	(0)
Foreign exchange (gain) loss, net	1	(366)	(39)	(5)
(Gain) loss on disposal of investments	(15)	-	-	-
Adjusted EBITDA (non-GAAP)	2,113	2,270	2,513	354

H World Group Limited
Segment Financial Summary

	Quarter Ended September 30, 2024			Quarter Ended June 30, 2025			Quarter Ended September 30, 2025
	Legacy- Huazhu	Legacy- DH	Elimination	Legacy- Huazhu	Legacy- DH	Elimination	Legacy- Huazhu	Legacy- DH	Elimination
	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB
	(in millions)			(in millions)			(in millions)
Leased and owned hotels	2,461	1,229	-	2,130	1,271	-	2,301	1,186	-
Manachised and franchised hotels	2,568	37	(3)	2,829	41	(5)	3,267	48	(6)
Others	134	17	(1)	148	12	-	154	11	-
Revenue	5,163	1,283	(4)	5,107	1,324	(5)	5,722	1,245	(6)

Depreciation and amortization	271	61	(0)	255	62	(0)	252	67	(0)
Adjusted EBITDA	2,089	24	0	2,090	180	0	2,446	67	(0)

From 1Q25, we started to present the segment financial summary before elimination. Accordingly, comparative figures for the prior periods were updated to conform to the current period’s presentation.

Operating Results: Legacy-Huazhu(1)

	Number of hotels				Number of rooms
	Opened in Q3 2025	Closed in Q3 2025	Net added in Q3 2025	As of September 30, 2025	As of September 30, 2025
Leased and owned hotels	3	(19)	(16)	531	79,612
Manachised and franchised hotels	746	(166)	580	12,049	1,140,685
Total	749	(185)	564	12,580	1,220,297

(1)         Legacy-Huazhu refers to H World and its subsidiaries, excluding DH.

	As of September 30, 2025
	Number of hotels	Unopened hotels in pipeline
Economy hotels	6,021	1,048
Leased and owned hotels	255	2
Manachised and franchised hotels	5,766	1,046
Midscale, upper-midscale hotels and others	6,559	1,679
Leased and owned hotels	276	6
Manachised and franchised hotels	6,283	1,673
Total	12,580	2,727

	For the quarter ended
	September 30,	June 30,	September 30,	yoy
	2024	2025	2025	change
Average daily room rate (in RMB)
Leased and owned hotels	381	365	378	-0.9%
Manachised and franchised hotels	294	285	299	1.6%
Blended	301	290	304	0.9%
Occupancy rate (as a percentage)
Leased and owned hotels	87.4%	83.3%	86.6%	-0.9p.p.
Manachised and franchised hotels	84.6%	80.8%	83.9%	-0.7p.p.
Blended	84.9%	81.0%	84.1%	-0.8p.p.
RevPAR (in RMB)
Leased and owned hotels	333	304	327	-1.9%
Manachised and franchised hotels	249	230	250	0.7%
Blended	256	235	256	-0.1%

Same-hotel operational data by class

Mature hotels in operation for more than 18 months

	Number of hotels		Same-hotel RevPAR			Same-hotel ADR			Same-hotel Occupancy
			For the quarter			For the quarter			For the quarter
	As of September 30,		ended September 30,		yoy change	ended September 30,		yoy change	ended September 30,		yoy change
	2024	2025	2024	2025		2024	2025		2024	2025	(p.p.)
Economy hotels	4,122	4,122	201	192	-4.5%	231	226	-2.1%	87.3%	85.1%	-2.2
Leased and owned hotels	249	249	244	230	-5.5%	272	262	-3.6%	89.8%	88.0%	-1.8
Manachised and franchised hotels	3,873	3,873	197	189	-4.4%	227	222	-1.9%	87.1%	84.8%	-2.2
Midscale, upper-midscale hotels and others	4,160	4,160	308	293	-4.8%	361	352	-2.6%	85.3%	83.4%	-1.9
Leased and owned hotels	255	255	408	393	-3.7%	471	458	-2.8%	86.5%	85.7%	-0.8
Manachised and franchised hotels	3,905	3,905	298	283	-5.0%	350	341	-2.6%	85.2%	83.1%	-2.1
Total	8,282	8,282	262	250	-4.7%	305	297	-2.3%	86.2%	84.1%	-2.1

Operating Results: Legacy-DH(2)

	Number of hotels				Number of rooms	Unopened hotels in pipeline
	Opened in Q3 2025	Closed in Q3 2025	Net added in Q3 2025	As of September 30, 2025(3)	As of September 30, 2025	As of September 30, 2025
Leased hotels	-	-	-	65	13,797	9
Manachised and franchised hotels	1	-	1	57	12,146	12
Total	1	-	1	122	25,943	21

(2)        Legacy-DH refers to DH.

(3)        As of September 30, 2025, a total of 2 hotels were temporarily closed due to repair work.

	For the quarter ended
	September 30,	June 30,	September 30,	yoy
	2024	2025	2025	change
Average daily room rate (in EUR)
Leased hotels	118	118	109	-7.2%
Manachised and franchised hotels	116	122	126	8.9%
Blended	117	120	117	-0.2%
Occupancy rate (as a percentage)
Leased hotels	72.2%	76.3%	77.6%	+5.5 p.p.
Manachised and franchised hotels	66.6%	71.0%	70.8%	+4.2 p.p.
Blended	69.8%	73.9%	74.4%	+4.6 p.p.
RevPAR (in EUR)
Leased hotels	85	90	85	-0.2%
Manachised and franchised hotels	77	86	89	15.7%
Blended	82	88	87	6.4%

Hotel Portfolio by Brand

	As of September 30, 2025
	Hotels	Rooms	Unopened hotels
	in operation		in pipeline
Economy hotels	6,026	492,250	1,056
HanTing Hotel	4,531	390,899	719
NiHao Hotel	505	38,212	94
Hi Inn	686	36,667	229
Elan Hotel	71	4,082	-
Ibis Hotel	228	21,558	6
Zleep Hotels	5	832	8
Midscale hotels	5,337	573,980	1,037
JI Hotel	3,476	394,235	690
Orange Hotel	1,028	108,928	245
Starway Hotel	732	61,486	99
Ibis Styles Hotel	101	9,331	3
Upper midscale hotels	1,151	151,184	530
Crystal Orange Hotel	310	38,741	111
IntercityHotel(4)	142	23,217	116
JI Icons Hotel	-	-	1
CitiGO Hotel	35	5,087	3
Manxin Hotel	197	18,309	51
Madison Hotel	193	22,117	127
Mercure Hotel	220	33,196	88
Novotel Hotel	43	8,829	23
MAXX Hotel(5)	11	1,688	10
Upscale hotels	163	24,054	117
Blossom House	87	5,407	102
Joya Hotel	7	1,234	-
Grand Mercure Hotel	10	1,891	-
Steigenberger Hotels& Resorts(6)	56	14,935	14
Jaz in the City	3	587	1
Luxury hotels	19	2,848	3
Steigenberger Icons(7)	12	2,327	1
Song Hotels	7	521	2
Others	6	1,924	5
Other hotels(8)	6	1,924	5
Total	12,702	1,246,240	2,748

(4)	As of September 30, 2025, 86 operational hotels and 111 pipeline hotels of IntercityHotel were under Legacy-Huazhu.

(5)	As of September 30, 2025, 7 operational hotels and 10 pipeline hotels of MAXX Hotel were under Legacy-Huazhu.

(6)	As of September 30, 2025, 13 operational hotels and 9 pipeline hotels of Steigenberger Hotels & Resorts were under Legacy-Huazhu.

(7)	As of September 30, 2025, 5 operational hotels and 1 pipeline hotel of Steigenberger Icons were under Legacy-Huazhu.

(8)	Other hotels include other partner hotels and other hotel brands in Yongle Huazhu Hotel & Resort Group (excluding Steigenberger Hotels & Resorts and Blossom House).